CONFIDENTIAL

December 11, 2008

VIA EDGAR

Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549

Re:	Animal Health International, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
Filed September 9, 2008
Form 10-Q for Quarterly Period Ended September 30, 2008
Filed November 4, 2008
File No. 001-33273

Dear Ms. Jenkins:

This letter is submitted on behalf of Animal Health International, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for Fiscal Year Ended June 30, 2008 filed on September 9, 2008 (the “Form 10-K”) and the Company’s Form 10-Q for Quarterly Period Ended September 30, 2008 filed on November 4, 2008 (“Form 10-Q”), as set forth in your letter dated November 26, 2008 to James C. Robison (the “Comment Letter”).  The Company intends to file Amendment No. 1 to the Form 10-K and Amendment No. 1 to the Form 10-Q, each of which will include changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.

Form 10-K for Fiscal Year Ended June 30, 2008

Section 302 Certifications

1.
We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K as the head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).  Please revise.

Response to #1

In response to the Staff’s comments, the Company will file Amendment No. 1 to the Form 10-K and revised Exhibit 31.1 and Exhibit 31.2 (the Section 302 certifications) to conform with the language required by Item 601(31) of Regulation S-K.

Form 10-Q for Quarterly Period Ended September 30, 2008

Management’s Discussion and Analysis of Financial Condition

2.
We note your statement in the press release included in the Form 8-K filed November 4, 2008 that “given the disappointing results this quarter, [you] are taking the following actions:  (1) consolidating non-profitable locations; (2) reducing headcount, freezing salary and wage increases, and suspending bonuses; (3) reducing freight and fuel utilization; and (4) adjusting pricing and credit procedures.”  If the disclosed actions will have a material impact on income, liquidity or capital resources, please revise to describe the specific nature of these actions and quantify their effect, if practicable.  Refer to the guidance of Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Response to #2

As of November 4, 2008, the date on which the Company filed both its press release announcing its quarterly earnings and associated Form 10-Q, the Company had concluded to take the general actions set forth in the press release, but had not on or prior to this date, finalized either (i) the specific measures that would be taken, or (ii) the expected aggregate cost savings that would be realized from the proposed actions.

Subsequent to November 4, 2008, the senior field management of the Company and other members of senior management submitted their proposed specific actions to be taken.  Throughout the month of November 2008, the Company considered the various plans that had been put forth, and determined to take certain actions.  When considered in light of offsetting moving expenses, severance costs, lease cancellation charges, lower gross profit margins, and other expenses, the cost savings from the specific actions are not expected to have a material impact on income, liquidity or capital resources in the fiscal year ending June 30, 2009.

The Company respectfully submits that as of November 4, 2008 there were no known trends that were reasonably likely to occur that would have a material impact on income, liquidity or capital resources, and it was not reasonably practicable at such time to quantify the impact of the proposed actions.  Further, the Company respectfully submits that no amendment to its Form 10-Q for the period ended September 30, 2008 is necessary other than to amend the Section 302 certifications described in response #3 below.  As the Company continues its efforts to identify and implement actions designed to create cost savings, the Company will evaluate its disclosure obligations pursuant to the guidance of Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350, and undertakes to disclose any trends that are reasonably likely to have a material impact on income, liquidity or capital resources in future filings on Form 10-Q and Form 10-K.

Section 302 Certifications

3.
We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K as the head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).  Please revise.

Response to #3

In response to the Staff’s comments, the Company will file Amendment No. 1 to the Form 10-Q and revised Exhibit 31.1 and Exhibit 31.2 (the Section 302 certifications) to conform with the language required by Item 601(31) of Regulation S-K.

In connection with the responses in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you should have any questions concerning the enclosed matters, please contact me at (817) 859-3010.

Sincerely,

/s/ Damian Olthoff

Damian Olthoff
General Counsel

cc:           James C. Robison, Animal Health International, Inc.
William F. Lacey, Animal Health International, Inc.
John M. Mutkoski, Goodwin Procter LLP
Michael S. Turner, Goodwin Procter LLP